UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 5)*

WideOpenWest, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96758W101
(CUSIP Number)

Ross A. Oliver

General Counsel

Crestview Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview Partners III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,623,783
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,623,783
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,623,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,142,311
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 25,142,311
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,142,311
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 TE Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,245,968
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,245,968
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,245,968
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 Co-Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,849,639
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,849,639
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,849,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 385,865
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 385,865
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on June 7, 2018, as amended by Amendment 1 thereto filed on August 8, 2018, Amendment 2 thereto filed on March 18, 2019, Amendment 3 thereto filed on April 2, 2019 and Amendment 4 thereto filed on October 11, 2019 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Class A Shares”), of WideOpenWest, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add the following at the end of such section:

The descriptions of the Proposal (as defined below) under Item 4 are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction

This Item 4 is hereby amended to add the following at the end of such section:

On May 2, 2024, the Reporting Persons and DigitalBridge Investments, LLC (“DigitalBridge” and, together with the Reporting Persons, the “Consortium”), an affiliate of DigitalBridge Group, Inc. (NYSE: DBRG), entered into a Joint Bidding and Cost Sharing Agreement (the “Joint Bidding Agreement”), pursuant to which the Consortium agreed to work together in good faith to pursue the Proposed Transaction (as defined below).

On May 2, 2024, the Consortium submitted a preliminary non-binding proposal (the “Proposal”) to the Board of Directors of the Issuer (the “Board”) related to the proposed acquisition, directly or indirectly, by the Consortium of all of the Class A Shares not beneficially owned by the Reporting Persons for cash consideration of US$4.80 per share (the “Proposed Transaction”). The Proposal assumes the current debt financing at the Issuer remains in place at closing. The equity financing would be funded by affiliated investment funds of DigitalBridge and a rollover by the Reporting Persons of 100% of their Class A Shares.

The Consortium indicated in the Proposal that it expects that a special committee consisting of independent members of the Board will consider the Proposal and make a recommendation to the Board, and that such special committee would retain its own independent legal and financial advisors to assist the special committee in its review of the Proposed Transaction. The Consortium also stated in the Proposal that it will not proceed with the Proposed Transaction unless it is recommended by such special committee and approved by the Board.

Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including any required shareholder approvals and approval by any applicable regulatory authorities. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. Each of the Reporting Persons reserves the right to modify or withdraw the Proposal at any time and no binding obligation on the part of any of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Schedule 13D. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Shares from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure.

References to the Joint Bidding Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to, respectively, the Joint Bidding Agreement and the Proposal, copies of which are attached hereto as Exhibit 2 and Exhibit 3 and incorporated herein by reference in their entirety.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any securities of the Issuer.

Except for the foregoing, none of the Reporting Persons has any present plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following at the end of such section:

Items 3 and 4 are hereby incorporated by reference into this Item 6.

 Item 7. Material to be Filed as Exhibits

Exhibit	Name

1	Joint Filing Agreement by and among the Reporting Persons, dated as of October 10, 2019.	Previously filed
2	Joint Bidding and Cost Sharing Agreement by and between Crestview Partners III GP, L.P., Crestview W1 Holdings, L.P., Crestview W1 TE Holdings, LLC, Crestview W1 Co-Investors, LLC, Crestview Advisors, L.L.C. and DigitalBridge Investments, LLC, dated as of May 2, 2024.	Filed herewith
3	Preliminary non-binding proposal submitted to the Board of Directors of the Issuer on May 2, 2024.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2024

CRESTVIEW PARTNERS III GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW W1 HOLDINGS, L.P.

By: Crestview W1 GP, LLC, its general partner

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW W1 TE HOLDINGS, LLC

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW W1 CO-INVESTORS, LLC

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW ADVISORS, L.L.C.

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel